

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Huijie Gao
Chief Financial Officer
Jiuzi Holdings, Inc.
No.168 Qianjiang Nongchang Gengwen Road, 15th Floor
Economic and Technological Development Zone
Xiaoshan District, Hangzhou City
Zhejiang Province 310000
People's Republic of China

> **Re: Jiuzi Holdings, Inc.**
> **Form 20-F for Fiscal Year Ended October 31, 2024**
> **File No. 001-40405**

Dear Huijie Gao:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Trade & Services